                         [Arden Realty, Inc. Letterhead]

                                February 8, 2005



VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Attention:  Charito A. Mittelman, Esq.

RE:     Arden Realty, Inc.
        Arden Realty Limited Partnership
        Registration Statement on Form S-3 (Registration No. 333-122055)

Ladies and Gentlemen:

Arden Realty, Inc. and Arden Realty Limited Partnership (the "Registrants") respectfully confirm their oral request for acceleration pursuant to Rule 461 under the Securities Act of 1933, as amended, of their Registration Statement on Form S-3 (Registration No. 333-122055), so that such registration statement will be declared effective at 4:00 p.m. Eastern Standard Time on February 9, 2005 or as soon as practicable thereafter.

The Registrants confirm that they are aware of their responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. The Registrants acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrants may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                       Very truly yours,
                                       ARDEN REALTY, INC.
                                       ARDEN REALTY LIMITED PARTNERSHIP

                                       By: /s/ DAVID A. SWARTZ
                                           ------------------------------------
                                           Name:  David A. Swartz
                                           Title: Secretary and General Counsel